As filed with the Securities and Exchange Commission on June 29, 2026

File Nos. 33-18647
811-05398

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 97	X

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 98	X

____________________________________________

AB VARIABLE PRODUCTS SERIES FUND, INC.

(Exact Name of Registrant as Specified in Charter)

66 Hudson Boulevard East, 28th Floor, New York, New York 10001

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code:

(800) 221-5672

_______________________________________________________________

Nancy E. Hay

AllianceBernstein L.P.

66 Hudson Boulevard East, 28th Floor

New York, New York l0001

(Name and address of agent for service)

Copies of communications to:

Paul M. Miller

Seward & Kissel LLP

1901 L Street, N.W.

Suite 700

Washington, D.C. 20036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (“Securities Act”).

Explanatory Note

This Post-Effective Amendment No. 97 to the Registration Statement on Form N-1A (File No. 33-18647) of AB Variable Products Series Fund, Inc. (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing an exhibit to the Registration Statement. This Post-Effective Amendment No. 97 incorporates by reference Parts A and B of the Registrant’s Post-Effective Amendment No. 94, filed on May 1, 2026. Accordingly, this Post-Effective Amendment No. 97 consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-1A, the Exhibit Index, and the exhibit to the Registration Statement listed thereon. This Post-Effective Amendment No. 97 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 97 shall become effective immediately upon filing with the SEC.

PART C

OTHER INFORMATION

ITEM 28.	EXHIBITS:

(a)	(1)	Articles of Amendment and Restatement to Articles of Incorporation of the Registrant dated February 1, 2006 and filed February 23, 2006 – Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 41 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 1, 2006.
	(2)	Articles of Amendment to Articles of Incorporation of the Registrant, dated January 9, 2008 and filed January 15, 2008 – Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 44 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 3, 2008.
	(3)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed April 28, 2008 – Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 46 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2008.
	(4)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed April 28, 2008 – Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 46 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2008.
	(5)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed September 26, 2008 – Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 48 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 26, 2009.
	(6)	Articles of Amendment to Articles of Incorporation of the Registrant, dated March 9, 2009 and filed April 6, 2009 – Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2009.
	(7)	Articles of Amendment to Articles of Incorporation of the Registrant, dated March 30, 2009 and filed March 31, 2009 – Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2009.
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(8)	Articles of Amendment to Articles of Incorporation of the Registrant, dated March 30, 2009 and filed March 31, 2009 – Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 49 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2009.
(9)	Articles of Amendment to Articles of Incorporation of the Registrant, dated October 2, 2009 and filed October 5, 2009 – Incorporated by reference to Exhibit (a)(9) to Post-Effective Amendment No. 50 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 25, 2010.
(10)	Articles of Amendment to Articles of Incorporation of the Registrant, dated October 2, 2009 and filed October 5, 2009 – Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 50 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 25, 2010.
(11)	Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed March 16, 2011 – Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 53 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 31, 2011.
(12)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed on June 6, 2012 – Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2013.
(13)	Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed on February 5, 2015 – Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 62 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 11, 2015.
(14)	Articles of Amendment to Articles of Incorporation of the Registrant, effective and filed on March 30, 2015 – Incorporated by reference to Exhibit (a)(14) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 30, 2015.
(15)	Articles of Amendment to the Articles of Incorporation of the Registrant, effective May 1, 2022 and filed on April 26, 2022 – Incorporated by reference to Exhibit (a)(15) to Post-Effective Amendment No. 88 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2022.
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	(16)	Articles of Amendment to the Articles of Incorporation of the Registrant, effective May 1, 2023 and filed on April 3, 2023 – Incorporated by reference to Exhibit (a)(16) to Post-Effective Amendment No. 89 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 27, 2023.
(b)		Amended and Restated By-Laws of the Registrant – Incorporated by reference to Exhibit 99.77Q1 – Other Exhibits to Form NSAR-A for the Registrant filed with the Securities and Exchange Commission on August 29, 2006.
(c)		Not applicable.
(d)		Investment Advisory Agreement between the Registrant and AllianceBernstein L.P., dated November 13, 2019, as amended as of January 1, 2020 and May 1, 2022 – Incorporated by reference to Exhibit (d) to Post-Effective Amendment No. 89 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 27, 2023.
(e)	(1)	Distribution Services Agreement between the Registrant, with respect to Class A, and AllianceBernstein Investments, Inc., dated November 13, 2019 – Incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 83 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2020.
	(2)	Distribution Services Agreement between the Registrant, with respect to Class B, and AllianceBernstein Investments, Inc., dated November 13, 2019 – Incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 83 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2020.
(f)		Not applicable.
(g)	(1)	Master Custodian Agreement dated August 3, 2009 between the Registrant and State Street Bank and Trust Company - Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 51 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2010.
	(2)	Amendment to the Master Custodian Agreement, dated April 1, 2015, between the Registrant , with respect to AB Global Risk Allocation – Moderate Portfolio, AB Global Bond Portfolio and AB Multi-Manager Alternative Strategies Portfolio, and State Street Bank and Trust Company – Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 63 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 30, 2015.
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(h)	(1)	Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. – Incorporated by reference to Exhibit (9) to Post-Effective Amendment No. 22 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 1998.
	(2)	Expense Limitation Undertaking, dated May 1, 2005, by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 40 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 27, 2005.
	(3)	Form of Expense Limitation Undertaking by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h) to Post-Effective Amendment No. 41 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on March 1, 2006.
	(4)	Expense Limitation Agreement, dated April 1, 2011, between Registrant and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2013.
	(5)	Expense Limitation Agreement, dated April 28, 2016, between the Registrant, on behalf of AB Global Risk Allocation – Moderate Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 74 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 26, 2018.
	(6)	Acquired Fund Fee Waiver Undertaking, dated May 1, 2018, between the Registrant, on behalf of AB Balanced Hedged Allocation Portfolio (f/k/a, AB Balanced Wealth Strategy Portfolio), and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(11) to Post-Effective Amendment No. 74 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2019.
	(7)	Management Fee Waiver Undertaking, dated June 1 2016, as amended May 1, 2019, by AllianceBernstein L.P. - Incorporated by reference to Exhibit (h)(47) to Post-Effective Amendment No. 274 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on November 29, 2019.

	(8)	Expense Limitation Undertaking, dated September 4, 2018, between the Registrant, on behalf of AB Small Cap Growth Portfolio, and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 83 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2020.
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	(9)	Fee Waiver/Reimbursement Agreement, dated September 4, 2018, between the Registrant, on behalf of AB Sustainable International Thematic Portfolio (f/k/a, AB International Growth Portfolio), and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(9) to Post-Effective Amendment No. 83 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2020.

	(10)	Fee Waiver/Reimbursement Agreement, dated September 4, 2018, between the Registrant, on behalf of AB Sustainable Global Thematic Portfolio (f/k/a, AB Global Thematic Growth Portfolio), and AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 83 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2020.

	(11)	Acquired Fund of Funds Agreement, dated April 1, 2022, between the Registrant, on behalf of AB Relative Value Portfolio (f/k/a, AB Growth and Income Portfolio), and Legg Mason Partners Variable Equity Trust – Incorporated by reference to Exhibit (h)(11) to Post-Effective Amendment No. 88 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2022.

	(12)	Form of Acquiring Fund of Funds Investment Agreement – Incorporated by reference to Exhibit (h)(12) to Post-Effective Amendment No. 88 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2022.

(i)		Opinion and Consent of Seward & Kissel LLP – Incorporated by reference to Exhibit (i) to Post-Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on May 1, 2026.
(j)

Consent of Independent Registered Public Accounting Firm – Incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on May 1, 2026.

(k)		Not applicable.
(l)		Not applicable.
(m)		Rule 12b-1 Class B Distribution Plan – Incorporated by reference to Exhibit (m) to Post-Effective Amendment No. 83 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 28, 2020.
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(n)		Amended and Restated Rule 18f-3 Plan - Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 36 of the Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on February 11, 2004.
(o)		Reserved.
(p)	(1)	Code of Ethics for the Fund - Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 31 of Registrant’s Registration Statement on Form N-1A (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 27, 2001.
	(2)	Code of Ethics for AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (r)(ii) to Post-Effective Amendment No. 2 of the Registration Statement on Form N-2 of AB Multi-Manager Alternative Fund (File Nos. 333-273506 and 811-22671), filed with the Securities and Exchange Commission on July 29, 2025.

Other Exhibits:	Powers of Attorney for: Alexander Chaloff, R. Jay Gerken, Jeffrey R. Holland, Jeanette W. Loeb, John A. Lovito, Carol C. McMullen, Garry L. Moody and Emilie D. Wrapp — Filed herewith.

ITEM 29.	Persons Controlled by or under Common Control with Registrant.

None.

ITEM 30.	Indemnification.

It is the Registrant’s policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland and as set forth in Article EIGHTH of Registrant’s Amended and Restated Articles of Incorporation, filed as Exhibit (a), Article IX of the Registrant’s Amended and Restated By-Laws filed as Exhibit (b) and Section 9(a) of the Distribution Services Agreement filed as Exhibit (e)(1) and Class B Distribution Services Agreement filed as Exhibit (e)(2). The Adviser's liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Advisory Agreement filed as Exhibit (d) in response to Item 28.

Article EIGHTH of the Registrant’s Articles of Amendment and Restatement of Articles of Incorporation reads as follows:

EIGHTH: (1) To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

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(2) The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.
(3) The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.
(4) Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.
The Advisory Agreement between the Registrant and AllianceBernstein L.P. provides that AllianceBernstein L.P. will not be liable under such agreements for any mistake of judgment or in any event whatsoever except for lack of good faith and that nothing therein shall be deemed to protect, or purport to protect, AllianceBernstein L.P. against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties thereunder, or by reason of reckless disregard of its obligations or duties thereunder.
The Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc. (“ABI”) provides that the Registrant will indemnify, defend and hold ABI, and any person who controls it within the meaning of Section 15 of the Securities Act of 1933, as amended (the “Securities Act”), free and harmless from and against any and all claims, demands, liabilities and expenses which ABI or any controlling person may incur arising out of or based upon any alleged untrue statement of a material fact contained in Registrant’s Registration Statement or Prospectus or Statement of Additional Information or arising out of, or based upon any alleged omission to state a material fact required to be stated in either thereof or necessary to make the statements in any thereof not misleading, provided that nothing therein shall be so construed as to protect ABI against any liability to Registrant or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or be reason of reckless disregard of its obligations or duties thereunder. The foregoing summaries are qualified by the entire text of Registrant’s Articles of Incorporation, the Advisory Agreement between the Registrant and AllianceBernstein L.P. and the Distribution Services Agreement between the Registrant and ABI.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the indemnitee) was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (disabling conduct) or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither interested persons of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (disinterested, non-party directors), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.
ARTICLE IX of the Registrant’s Amended and Restated By-laws reads as follows:
ARTICLE IX. Indemnification.
To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and

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who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.
Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.
The Registrant participates in a joint directors’ liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser’s liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.
The independent directors and the interested advisory director (each an “Indemnitee”) have entered into an indemnification agreement with the Registrant under which the Registrant has agreed to indemnify each Indemnitee against any covered expense and covered liability reasonably incurred by the Indemnitee in connection with any covered proceeding arising as a result of the Indemnitee’s service to the Registrant, to the fullest extent permitted by law. In addition, the indemnification agreement adopts certain presumptions and procedures that may make the indemnification process and advancement of expenses more efficient.
ITEM 31.	Business and Other Connections of Adviser.
The descriptions of AllianceBernstein L.P. under the caption Management of the Fund in the Prospectuses and in the Statement of Additional Information constituting Parts A and B, respectively, of this Registration Statement are incorporated by reference herein.

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The information as to the directors and executive officers of AllianceBernstein L.P., set forth in its Form ADV filed with the Securities and Exchange Commission on March 31, 2014 (File No. 801-56720) and amended through the date hereof, is incorporated by reference herein.

ITEM 32.	Principal Underwriters.

(a)       ABI is the Registrant’s Principal Underwriter in connection with the sale of shares of the Registrant. ABI is the Principal Underwriter or Distributor for the following investment companies:

AB Bond Fund, Inc.

AB Cap Fund, Inc.

AB Core Bond Portfolio1

AB Core Opportunities Fund, Inc.

AB Corporate Shares

AB Discovery Growth Fund, Inc.

AB Equity Income Fund, Inc.

AB Fixed-Income Shares, Inc.

AB Global Bond Fund, Inc.

AB Global Risk Allocation Fund, Inc.

AB High Income Fund, Inc.

AB Institutional Funds, Inc.

AB Intermediate Diversified Municipal Portfolio2

AB Large Cap Growth Fund, Inc.

AB Municipal Income Fund, Inc.

AB Municipal Income Fund II

AB Relative Value Fund, Inc.

AB Sustainable Global Thematic Fund, Inc.

AB Sustainable International Thematic Fund, Inc.

AB Trust

The AB Portfolios

_________________________________________________

1 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Class Z Shares.

2 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, C, Z and Advisor Class Shares.

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(b)       The following are the Directors and Officers of ABI, the principal place of business of which is 501 Commerce Street, Nashville, TN 37203.

NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Directors
Onur Erzan	Director and Head of Global Client Group and Head of Private Wealth	President and Chief Executive Officer

Gary Krueger	Director, and Chief Financial Officer

Mark R. Manley	Director, and Secretary

Officers
Richard A. Brink	Senior Vice President

Michael A. Capella	Senior Vice President

Danielle Carnett	Senior Vice President

Russell R. Corby	Senior Vice President

John C. Endahl	Senior Vice President

John Edward English	Senior Vice President

Robert K. Forrester	Senior Vice President

Mark A. Gessner	Senior Vice President

Kenneth L. Haman	Senior Vice President

Michael S. Hart	Senior Vice President

Nancy E. Hay	Senior Vice President and Counsel	Secretary

Richard Kendrick	Senior Vice President

James M. Liptrot	Senior Vice President and Assistant Controller
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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Brendan Murray	Senior Vice President

John J. O’Connor	Senior Vice President

Ronald Pratt	Senior Vice President

Jeffery Reiss	Senior Vice President

Miguel A. Rozensztroch	Senior Vice President

John Schmidt	Senior Vice President

Louis Sideropoulos	Senior Vice President

Stephen M. Woetzel	Senior Vice President	Assistant Controller

Daniel Wright	Senior Vice President

Armand H. Amritt	Vice President

Elizabeth Anderson	Vice President

Eric Anderson	Vice President

Constantin Andreae	Vice President

Jolene Bilyeu	Vice President

Alexander Boozer	Vice President

Brandon W. Born	Vice President

Robert A. Brazofsky	Vice President

Andrew Brodbeck	Vice President

Douglas Caggiano	Vice President

Colin Callahan	Vice President

Carly Carrier	Vice President

David Casey	Vice President

Ross Catena	Vice President
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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Mikhail Cheskis	Vice President

Ryan Curry	Vice President

Kevin M. Dausch	Vice President

William Davis	Vice President

David DeGood	Vice President

Marc J. Della Pia	Vice President

Joseph T. Dominguez	Vice President

Gregory M. Erwinski	Vice President

Mark Feeney	Vice President

Mark Fritz	Vice President

Ryan Garcia	Vice President

Austin Gilbert	Vice President

Gregory Gillis	Vice President

Kyle Hagan	Vice President

Gregory Handrahan	Vice President

Jared Hare	Vice President

Terry L. Harris	Vice President

Andrew Haycock	Vice President

Philippe Hemery	Vice President

Julie Henry	Vice President

Steve Hong	Vice President

Thomas Johnston	Vice President

Amir Khorami	Vice President
C-13

NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Joseph Krofcheck	Vice President

Grant Kunkel	Vice President

Stephen J. Laffey	Vice President and Counsel	Assistant Secretary

Melissa Lankard	Vice President

Maren Lapham	Vice President

Darren L. Luckfield	Vice President

Nathan Lyden	Vice President

Matthew J. Malvey	Vice President

Robert Mancini	Vice President

Todd Mann	Vice President

Kevin McCandless	Vice President

Daniel P. Melehan	Vice President

Mirtha Mercedes	Vice President

Toller Miller	Vice President

David Mitchell	Vice President

William Nelligan	Vice President

Daryl N. Northrop	Vice President

Bryan R. Pacana	Vice President

Kevin Parnell	Vice President

Thomas Perini	Vice President

Kimchu Perrington	Vice President

Nelson X. Pham	Vice President

Andrew Remmey	Vice President
C-14

NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Brian Resnick	Vice President

Claudio Rondolini	Vice President

Timothy Ryan	Vice President

David Saslowsky	Vice President

Justin Sawyers	Vice President

Art Seals	Vice President

Paul Self	Vice President

Harry Seymour	Vice President

Daniel L. Stack	Vice President

Amelia Stephens	Vice President

Joseph Sunwoo	Vice President

Scott M. Tatum	Vice President

Troy Thompson	Vice President

Cenk Toroslu	Vice President

Jason Verses	Vice President

William Wielgolewski	Vice President

James Young	Vice President

Oscar Zarazua	Vice President

Martin J. Zayac	Vice President

Alexander Zigbuo	Vice President

Angelica Conway	Assistant Vice President

C-15

NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Madison Ehlers	Assistant Vice President

Jeremy Farrell	Assistant Vice President

Heather Frost	Assistant Vice President

Jeffrey Gage	Assistant Vice President

Anne Grimball	Assistant Vice President

Jorge Haddad Mestre	Assistant Vice President

Caitlin Hunnicutt	Assistant Vice President

Jillian Labetti	Assistant Vice President

Richard Logier	Assistant Vice President

Logan Marshall	Assistant Vice President

Brian W. Paulson	Assistant Vice President

Goodloe Pride	Assistant Vice President

Alexander Root	Assistant Vice President

Kara Snell	Assistant Vice President

Daniel Watson	Assistant Vice President

C-16

(c) Not Applicable.

ITEM 33.	Location of Accounts and Records.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained as follows: journals, ledgers, securities records and other original records are maintained principally at the offices of AllianceBernstein Investor Services, Inc., P.O. Box 786003, San Antonio, Texas 78278-6003, and at the offices of State Street Bank and Trust Company, the Registrant’s custodian, One Congress Street, Suite 1, Boston, MA 02114. All other records so required to be maintained are maintained at the offices of AllianceBernstein L.P., 501 Commerce Street, Nashville, TN 37203.

ITEM 34.	Management Services.

Not Applicable.

ITEM 35.	Undertakings.

Not Applicable.

C-17

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York, on the 29th day of June, 2026.

AB VARIABLE PRODUCTS SERIES FUND, INC.

By: /s/ Onur Erzan
Onur Erzan President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

	Signature	Title	Date

(1)	Principal Executive Officer:

	/s/ Onur Erzan Onur Erzan	President and Chief Executive Officer	June 29, 2026

(2)	Principal Financial and Accounting Officer:

	/s/ Stephen M. Woetzel Stephen M. Woetzel	Principal Accounting Officer, Treasurer and Chief Financial Officer	June 29, 2026

(3)	Directors:
Alexander Chaloff*
R. Jay Gerken*
Jeffrey R. Holland*
Jeanette W. Loeb*
John A. Lovito*
Carol C. McMullen*
Garry L. Moody*
Emilie D. Wrapp*

	*By: /s/ Stephen J. Laffey Stephen J. Laffey (Attorney-in-Fact)		June 29, 2026

C-18

Index to Exhibits

Exhibit No.	Description of Exhibits

Other Exhibits	Powers of Attorney

C-19